
07008802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD H. BUCKNER 732-214-7645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATARAMAN, C.P.A
(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD (Address) NORTH BRUNSWICK (City) N.J. (State) 08902 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2007 DEC PM 3:57 SEC / MR

PROCESSED JAN 2 2 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald H. Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC. DBA CHOICETRADE, as of MAY 25, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

R. Venkataraman

Notary Public 5/25/07

RAVI VENKATARAMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/26/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2007 AND 2006

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT

LetsGoTrade, Inc.

TABLE OF CONTENTS

MARCH 31, 2007 AND 2006

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 US ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852
TEL: (609) 452-7770 FAX: (609) 452-7076

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc (the Company), as of March 31, 2007 and 2006, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LetsGoTrade, Inc. as at March 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ravi Venkataraman, CPA
May 21, 2007

LetsGoTrade, Inc
STATEMENT OF FINANCIAL CONDITION

	March 31, 2007	March 31, 2006
ASSETS		
Current Assets:		
Cash	$60,791	$63,711
Clearing Firm Accounts	87,053	90,066
Other Receivables	18,213	12,908
Prepaid Expenses (Note 2)	7,597	6,341
Other Current Assets	568,408	562,195
Total Current Assets	742,062	735,221
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2007 and 2006 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	2,800	1,648
Total Other Assets	2,800	1,648
TOTAL ASSETS	$744,862	$736,869
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$31,844	$23,985
Accrued Expenses	5,250	3,250
Other Current Liabilities (Note 8)	20,000	20,000
Total Current Liabilities	57,094	47,235
Stockholders' Equity:		
Common Stock (Note 6,7,10)	243,978	234,678
Preferred Stock (Note 10)	20	20
Additional Paid - in Capital	1,840,619	1,801,019
Retained Earnings	(1,396,849)	(1,346,083)
Total Stockholders' Equity	687,768	689,634
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$744,862	$736,869

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc
STATEMENT OF INCOME
FOR THE YEAR ENDED

	March 31, 2007	March 31, 2006
Revenues	$1,583,842	$1,686,444
Cost of Sales	(650,210)	(697,208)
Gross Profit	933,632	989,236
General, Sales, and Administrative Expenses (Note 12)	(614,189)	(780,377)
Depreciation (Note 3)		0
Income from operations	319,443	208,859
Interest income	37,791	36,601
Net Income	357,234	245,460
Retained Earnings - Beginning	(1,346,083)	(1,311,543)
Dividend Paid (Note 10)	(408,000)	(280,000)
Retained Earnings - Ending	($1,396,849)	($1,346,083)

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED

	March 31, 2007	March 31, 2006
Cash Flow from Operating activities:		
Net Income for the period	$357,234	$245,460
Add: Depreciation	0	0
Changes in assets and liabilities:		
Decrease in Clearing Firm Account	3,013	39,587
Increase in Prepaid Expenses	(1,256)	(237)
Increase in Other Current Assets	(6,213)	(63,437)
Decrease/(Increase) in Other Receivables	(5,305)	5,738
Increase in Security Deposits	(1,152)	(61)
Increase /(Decrease) in Accounts Payable	7,859	(27,687)
Increase/(Decrease) in Accrued Expenses	2,000	(5,000)
Decrease in Other Current Liabilities	0	(6,500)
Net Increase in cash from Operating Activities	356,180	187,863
Cash Flow from Financing activities:		
Common Stock	9,300	178,796
Preferred Stock	0	20
Additional Paid-in Capital	39,600	(95,476)
Dividend Paid	(408,000)	(280,000)
Net Decrease in cash from Financing Activities	(359,100)	(196,660)
Net Decrease in Cash	(2,920)	(8,797)
Cash - Beginning	63,711	72,508
Cash - Ending	$60,791	$63,711

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 1 - Summary of Significant Accounting Policies:

A. General

LetsGoTrade, Inc was incorporated in the State of Delaware on March 28, 2000. It has its main office in central New Jersey. LetsGoTrade, Inc is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

C. Revenue Recognition

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, and, to a lesser extent, payments from electronic communications networks. Revenues from securities transactions are recognized on a trade date basis and are executed by independent broker-dealers and electronic communications networks. Order flow revenues are accrued in the same period as the related securities transactions.

Note 2 – Prepaid Expenses and Other Current Assets:

Prepaid Expenses represents prepaid legal fees, regulatory fees and registration fees. Other current assets represents employee and other advances.

Note 3 - Property and Equipment:

Property and Equipment consists of the following:

	March 31,2007 and 2006
Equipment	$81,011
Less: Accumulated Depreciation	$81,011
	$ 0

Depreciation expense was $ 0 for the years ended March 31,2007 and 2006.

Note 4 – Security Deposits:

The Security deposit for March 31,2007 consists of the following:

Rental Deposit	$ 2,800

Note 5 - Commitments:

Effective May 1, 2007, LetsGoTrade, Inc has renewed leased office space at 197 Route 18, Suite # 3000, East Brunswick, NJ 08816, for a one year period. The lease rental is $1,400 per month.

Note 6 – 2000 Long-Term Incentive Plan:

In July 2001, LetsGoTrade, Inc. instituted its "2000 Long-Term Incentive Plan". The purpose of this plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain personnel upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, to offer such personnel additional incentives to put forth maximum efforts for the success of the business, and to afford them an opportunity to acquire a proprietary interest in the Company through stock ownership and other rights.

In conjunction with the plan, the Company allocated 10,000,000 shares of its Common Stock. As of March 31, 2007 there were 3,444,000 available shares remaining for future awards. From inception through March 31, 2007, the Company awarded 6,556,000 shares of stock from the. As of March 31, 2007, there were 343,000 shares in the form of warrants. No option agreements were outstanding. All awards were fully vested.

Note 7 – Options and Warrants:

In conjunction with the Company's "2000 Long-term Incentive Plan" and in consideration for various business arrangements and goodwill, the Company granted options and issued warrants to purchase shares of the Company's Common Stock. As of March 31, 2007 and 2006 there were 343,000 and 381,834 outstanding respectively. Such options and warrants are fully vested and exercisable at strike prices ranging from $ 0.01 to $ 3.00 per share and expire on various dates through December 14, 2008. No options or warrants issued from the plan were exercised during the years ended March 31, 2007 and 2006.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 8– Related Party Transactions:

Other current liabilities of $20,000 as of March 31, 2007 represent a note payable to the spouse of a shareholder of the Company. Interest is payable monthly on the unpaid balance at a rate of eleven percent per annum. The note is payable on June 30, 2007. The Company anticipates that the due date of the note will be extended to December 31, 2007.

Note 9 – Regulatory Requirements:

LetsGoTrade,Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers Regulation, Inc.("NASDR") , which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $ 5,000. The Company had amounts in relation to the Rule as follows:

	March 31,2007	March 31,2006
Net Capital	$108,963	$119,452
Required Net Capital	5,000	5,000
Excess Net Capital	103,963	114,452

The Rule also requires that the ratio of the aggregated indebt ness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	March 31,2007	March 31,2006
Aggregated Indebtedness	$57,094	$47,235
Net Capital	108,963	119,452
Ratio	0.52 to 1	0.40 to 1

Note 10- Share Capital:

Common Stock

The total number of shares that the Company is authorized to issue is Forty Million (40,000,000) shares of Common Stock, $.01 par value per share. As of March 31, 2007 and 2006, the shares issued and outstanding were 24,397,800 and 23,467,800 respectively. There are restrictions on the transfer of shares which are outlined in the Stockholder's Agreement.

Preferred Stock

On November 18, 2005, two thousand shares of $0.01 par value, non-cumulative preferred stock were issued to an officer of the Company. During the years ending March 31, 2007 and 2006, a total of $204 and $140 per share of preferred dividends were paid respectively.

Stock Dividend

On June 15 2005, a stock dividend was paid to all common stock shareholders of record on April 4, 2005. All such shareholders received 3 shares of common stock for every 1 share of common stock issued.

Note 11- Other Expenses

During the year ended March 31, 2006, a negative balance in the amount of $348,886 developed in a customer account. Although the company continues to have discussions with the customer concerning payment of this balance, a charge to the Company's net capital was taken in accordance with regulatory requirements.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31,

Note 12 - General, Sales and Administration expenses:

	2007	2006
Advertising expense	$91,567	$36,764
Audit Fees	5,000	3,000
Account Referral Fees	0	31,450
Bank Charges	360	476
Employee Benefits	17,507	14,111
Franchise Tax Expense	525	525
Interest	3,400	3,400
Legal exp	0	250
Marketing Expenses	56,334	43,455
Consulting Expenses	20,145	13,510
Regulatory Fees	11,849	11,117
Office expenses	10,177	7,633
Travel expenses	10,216	9,917
Compliance cost	1,061	1,677
Rent expense	16,224	9,675
Software Development expenses	34,549	150
Payroll Taxes	22,151	22,014
Taxes	1,000	581
Salary	286,722	221,000
Other Expenses (Note 11)	9,792	342,387
Telephone Expenses	15,610	7,285
Total	$614,189	$780,377

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 US ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852
TEL: (609) 452-7770 FAX: (609) 452-7076

AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

In planning and performing our audit of the financial statements and supplemental schedules of LetsGoTrade., Inc.(the Company), for the years ended March 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Ravi Venkataraman, CPA
May 21, 2007

LetsGoTrade, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1

	March 31, 2007	March 31, 2006
Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$687,768	$689,634
Deduct ownership equity not allowable for Net Capital	(578,805)	(570,182)
Total ownership equity qualified for Net Capital	108,963	119,452
Net Capital	108,963	119,452
Computation of Basic Net Capital Requirement		
Minimum net capital required	$3,804	$3,148
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	5,000	5,000
Net Capital requirement	5,000	5,000
Excess net capital	103,963	114,452
Excess net capital at 1000%	103,253	114,728
Computation of Aggregate Indebtedness		
Total A.I. Liabilities from Statement of Financial Condition	$57,094	$47,235
Total aggregate indebtedness	57,094	47,235
Aggregate Indebtedness to Net Capital Computation		
	52.40%	39.54%

LetsGoTrade, Inc
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	March 31, 2007	March 31, 2006
Opening Balance	$689,634	$640,834
Net Change during the year		
- Common Stock	9,300	178,796
- Additional Paid in Capital	39,600	(95,476)
- Preferred Stock	0	20
- Dividend Paid	(408,000)	(280,000)
Net Income For the year	357,234	245,460
Ending Balance	$687,768	$689,634

The Notes to Finacial Statements are an intergral part of these statements.

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852
TEL: (609) 452-7770 **FAX: (609) 452-7076**

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

Pursuant to SEC Rule 17a-5(d)(4), please be advised that no material differences existed between the audited Computation of Net Capital and ChoiceTrade's corresponding Unaudited FOCUS Report – Part IIA for the period ended March 31, 2007.

Thank you.

Sincerely,

R Venkataraman
Ravi Venkatraman
Certified Public Accountant
May 21, 2007

LetsGoTrade, Inc.
Reconciliation of Unaudited - Part IIA of form X-17A-5 and Annual Audited Accounts
As at 3/31/07

ASSETS

	Unaudited - Part IIA of Form X-17A-5 Filed in accordance with Rule 17a-5			Audit Adjustment (1)	Audited Accounts
	Allowable	Non-Allowable	Total		Total
Cash	$ 60,791	$ -	$ 60,791		$ 60,791
Cash Equivalent	$ 11,182	$ -	$ 11,182		$ 11,182
Accrued Interest Receivable	-	-	-		-
Other Receivables	94,084	-	94,084		94,084
Prepaid Expenses	-	7,597	7,597		7,597
Fixed Assets (Net)	-	-	-		-
Other Assets	-	571,208	571,208		571,208
Total Assets	$ 166,057	$ 578,805	$ 744,862	$ -	$ 744,862

LIABILITIES AND OWNERSHIP EQUITY

	A.I. Liabilities	Non-A.I Liabilities	Total		Total
Bank Overdraft	$ -	0	$ -		$ -
Other Payables	51,844	0	51,844		51,844
Accrued Expenses	5,250	0	5,250		5,250
Total Liabilities	$ 57,094	$ -	$ 57,094	$ -	$ 57,094
Ownership Equity					
Corporations:					
Preferred Stock	$20		$20		$20
Common & Preferred Stock	74,252	0	74,252	$ 169,726	243,978
Add'L Paid-in Capital	2,010,345	0	2,010,345	$ (169,726)	1,840,619
Retained Earnings	(1,396,849)	0	(1,396,849)		(1,396,849)
Total Ownership Equity	$ 687,768	$ -	$ 687,768	$ -	$ 687,768
Total Liabilities and Ownership Equity	$ 744,862	$ -	$ 744,862	$ -	$ 744,862

Audit Adjustment (1) A reclassification in the amount of $169,726 from Add'L Paid in Capital to Common Stock was required to reflect a 3 for 1 stock dividend that was effectuated in the year ended March 31, 2006. No effect on Net Capital occurred as a result of this adjustment.

END